SECURITIES AND EXCHANGE COMMISSION         OMB
                            WASHINGTON, D.C. 20549            APPROVAL
                                                             _____________
                                                              OMB   Number:
                                 SCHEDULE 13D                 3235-0145

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 1)*



         MotivePower Industries, Inc., f/k/a MK Rail Corporation
--------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55305T102
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                                  (CUSIP Number)

                               Judith Welcom, Esq.
                                 Brown & Wood LLP
                              One World Trade Center
                             New York, New York 10048

---------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                 October 31, 1997
-----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                             (Page 1 of 3 Pages)


                                 SCHEDULE 13D

    CUSIP NO.55305T102                                  PAGE  2  OF  3  PAGES
          ------------                                       ---    ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch & Co., Inc.
       #13-2740599
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                       (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     OO
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY           156,372
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                   -0-
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH              156,372

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       156,372
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                           / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.9%
14     TYPE OF REPORTING PERSON*
            HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                     SCHEDULE 13D

   CUSIP NO. 55305T102                                  Page 3  of  3  Pages
             ---------                                      ---    ---


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Merrill Lynch, Pierce, Fenner & Smith Incorporated
       #13-5674085
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) /x/
3      SEC USE ONLY
4      SOURCE OF FUNDS*     OO
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       / /
       PURSUANT TO ITEMS 2(d) or 2(e)
6      CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

     NUMBER OF    7      SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY  8      SHARED VOTING POWER
      OWNED BY           156,372
       EACH       9      SOLE DISPOSITIVE POWER
     REPORTING                   -0-
      PERSON      10     SHARED DISPOSITIVE POWER
       WITH              156,372

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       156,372
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                              / /
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.9%
14     TYPE OF REPORTING PERSON*
            BD

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 1 to Schedule 13D relates to the common stock, $.01 par value per share ("Common Stock"), of MotivePower Industries, Inc., f/k/a MK Rail Corporation, a Delaware corporation ("MotivePower"), and is being filed on behalf of the Reporting Persons to amend the Schedule 13D previously filed by them on September 23, 1996 (the "Schedule 13D"). The principal executive office of MotivePower is 1200 Reedsdale Street, Pittsburgh, PA 15233. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of Schedule 13D is hereby amended to reflect that, as of October 31, 1997, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a registered broker-dealer, is the beneficial owner of 156,372 shares of the Common Stock of MotivePower.

     Item 2 of Schedule 13D is further amended by replacing Schedule A referred to therein with the amended Schedule A attached hereto, and by replacing the term "MK Rail" with the term "MotivePower" throughout Item 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

     Pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") was confirmed. Under the Plan, MLPF&S received 555,972 shares of Common Stock of MotivePower pursuant to the Plan.

     Item 3 of Schedule 13D is further amended by replacing the term "MK Rail" with the term "MotivePower" throughout Item 3.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended by deleting the phrase "became entitled to the approximately 579,979.27 shares" in the first clause of the first sentence thereof and replacing it with the phrase "received the 555,972 shares".

     Item 4 of Schedule 13D is further amended by replacing the term "MK Rail" with the term "MotivePower" throughout Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is amended hereby by replacing the term "MK Rail" with the term "MotivePower" throughout Item 5. In addition, the following specific amendments are made to Items 5(a)-(f) of Schedule 13D:

(a) Item 5(a) of Schedule 13D is amended by deleting the first paragraph thereof and replacing it with the following:

          Following the confirmation of the Plan on September 14, 1996, the Reporting Persons received 555,972 shares of Common Stock of MotivePower, which amount constituted approximately 3.1% of the total amount of Common Stock of MotivePower then outstanding (based upon MotivePower's quarterly report for the period ended June 30, 1996).

(b) Item 5(b) of Schedule 13D is amended by deleting the text of Item 5(b) and replacing it with the following:

          As of October 31, 1997, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 156,372 shares of Common Stock of MotivePower.

(c) Item 5(c) of Schedule 13D is amended by deleting the text of Item 5(c) and replacing it with the following:

          During the 60 calendar day period ending on October 31, 1997, MLPF&S effected the following sales of the Common Stock of MotivePower, all of which were effected on the New York Stock Exchange:

       Date          Total Amount of Shares      Average Price per Share
     --------        ----------------------      -----------------------

     09/30/97                 25,000                       25.06

     10/01/97                  5,100                       25.23

     10/03/97                  8,600                       25.96

     10/08/97                  2,000                       25.00

     10/17/97                 81,500                       25.75

     10/20/97                110,000                       26.66

     10/21/97                100,000                       27.63

     10/22/97                 16,000                       28.50

     10/28/97                  4,300                       25.50

     10/29/97                 22,600                       26.00

     10/30/97                 24,500                       25.03

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended by replacing the term "MK Rail" with the term "MotivePower" throughout Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SCHEDULE A

          Certain Information Concerning the Executive Officers and
         ---------------------------------------------------------
                    Directors of Merrill Lynch & Co., Inc.
                   --------------------------------------

     Except where indicated, each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with ML&Co., the principal address of such person is described under Item 2 above.

Name/Position                   Present Principal Occupation
-------------                   ----------------------------
Herbert M. Allison, Jr.         Same
President, COO and Director

William O. Bourke (1)           Former Chairman and Chief Executive Officer,
Director                        Reynolds Metals Company

Worley H. Clark (2)             Former Chairman and Chief Executive Officer,
Director			Nalco Chemical Company

Michael J. Castellano           Same
Senior VP and Controller

Jill K. Conway (3)              Visiting Scholar, Massachusetts Institute of
Director                        Technology

Thomas W. Davis                 Same
Exec. VP, Corporate and
Institutional Client Group

Edward L. Goldberg              Same
Exec. VP, Operations,
Services and Technology

Stephen L. Hammerman            Same
Vice Chairman, Director
and General Counsel

Earle H. Harbison, Jr. (4)      Chairman, Harbison Corporation
Director

George B. Harvey (5)            Former Chairman and CEO, Pitney Bowes Inc.
Director

William R. Hoover (6)           Chairman of the Executive Committee, Consultant
Director                        and Former Chairman and Chief Executive Officer,
                                Computer Sciences Corp.

Jerome P. Kenney                Same
Exec. VP, Corp. Strategy
and Research

David H. Komansky               Same
Chairman of the Board and CEO

Robert P. Luciano (7)          Chairman, Schering-Plough Corporation
Director

David K. Newbigging (8)         Chairman, Equitas Holdings Limited
Director

E. Stanley O'Neal               Same
Exec. VP, Corporate and
Institutional Client Group

Aulana L. Peters (9)            Partner of Gibson, Dunn & Crutcher LLP
Director

John J. Phelan, Jr. (10)        Senior Advisor, Boston Consulting Group

Winthrop H. Smith, Jr.          Same
Exec. VP, Chairman,
Merrill Lynch International

John L. Steffens                Same
Vice Chairman and Director

William L. Weiss (11)           Chairman Emeritus, Ameritech Corporation
Director

Joseph T. Willett               Same
Senior VP, CFO

Arthur H. Zeikel (12)           Same
Executive Vice President,
Merrill Lynch Asset
Management Group


_____________
1    c/o Corporate Secretary
     Merrill Lynch & Co., Inc.
     100 Church Street
     New York, NY 10080-6512

2    W. H. Clark Associates, Ltd.
     Suite 2222
     Two First National Plaza
     20 South Clark Street
     Chicago, IL 60603

3    Massachusetts Institute of Technology
     Program on Science, Technology & Society
     STS Building
     E-51, Room 209 F
     Cambridge, MA 02139

4    Harbison Corporation
     7700 Bonhomme Ave.
     Suite 750
     St. Louis, MO 63105

5    One Landmark Square
     Suite 1905, 19th Floor
     Stamford, CT  06901

6    Computer Sciences Corporation
     2100 East Grand Ave.
     El Segundo, CA 90245

7    Schering-Plough Corporation
     P.O. Box 1000
     One Giralda Farms
     Madison, NJ 07940-1000

8    Wah Kwong House, 9th Floor
     10 Albert Embankment
     London  SE1 7SP

9    Gibson, Dunn & Crutcher LLP
     333 South Grand Ave.
     47th Floor
     Los Angeles, CA 90071

10   c/o Corporate Secretary
     Merrill Lynch & Co., Inc.
     100 Church Street
     New  York, NY 10080-6512

11   One First National Plaza
     21 South Clark St.
     Suite 2530C
     Chicago, IL 60603-2006

12   Merrill Lynch Asset Management
     800 Scudders Mill Rd.
     Plainsboro, NJ 08536


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1997


                                        Merrill Lynch & Co., Inc.


                                         /s/ Andrea Lowenthal
                                        -----------------------------------
                                        Name: Andrea Lowenthal*
                                        Title: Attorney-In-Fact


* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1997


                                       Merrill Lynch, Pierce,  Fenner &
                                         Smith Incorporated


                                       /s/ Andrea Lowenthal
                                       -----------------------------------
                                       Name: Andrea Lowenthal**
                                       Title: Attorney-In-Fact


** Signed pursuant to a power of attorney, dated January 12, 1996, included as Exhibit 3 to the Schedule 13D and incorporated herein by reference.